UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of August 2005

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250

Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

MEETING WITH GOVERNMENT, LOCAL AUTHORITIES AND TRADE UNIONS

SIGNATURES

Meeting with Government, Local Authorities and Trade Unions

During the meeting with Government, Local Authorities and Trade Unions, Fiat’s Chief Executive Officer, Sergio Marchionne, illustrated the current situation of the Group, particularly as it relates to the financial performance of Fiat Auto and its Development Plan.

The turnaround at Fiat Auto remains management’s priority.
The second quarter results provide clear indication that all Group Sectors are improving their financial performance. At the Group level, trading profit doubled to 360 million euros while net income reached 217 million euros from a loss of 246 million euros in the second quarter of 2004. Fiat Auto recorded a sharply lower trading loss which stood at 88 million euros from a loss of 238 million euros in the corresponding period last year while revenues increased by 2.4 per cent to 5.6 billion euros.

All financial targets are confirmed: positive Group net income after unusual items in 2005, and a net Group profit of over 700 million euros in 2006; for Fiat Auto, a reduction of its full year trading loss of approximately 500 million euros in 2005, from the 820 million euro loss reported in 2004, and a positive operating margin between 2 and 4% in 2007.

Mr. Marchionne then described the 2005-2008 Plan for Fiat Auto, including the product range plan, production allocation for 2005-2006, the investment program and the conditions for its realization.

Plants

Marchionne reaffirmed the Group commitment not to shut down any plant in Italy and discussed in detail the product mission assigned to each plant in the 2005-2006 period. These missions take into account the agreement that was recently reached with the Piedmontese Local Authorities which will have to be finalized once the relevant resolutions are adopted.

Mirafiori: production of the Fiat Grande Punto, current Punto, MPVs and high-end of the range models

Melfi: production of Fiat Grande Punto

Cassino: production of Fiat Croma and Fiat Stilo continuing, production of future medium-segment vehicle

Pomigliano: production of Alfa 147, Alfa 159 (sedan and SW) and Alfa GT confirmed

Termini Imerese: production of Lancia Ypsilon confirmed

Sevel: production of future version of Ducato confirmed

Any decision regarding production allocation for 2007 and 2008 will be made on the basis of a number of factors: capacity utilization, competitiveness, platform convergence, optimization of plant investments and more efficient utilization of manpower.

It was announced that one of the models will be allocated to the Mirafiori plant in 2008 and that future A segment Fiat city car (“500”) will be manufactured in the Polish plant of Tychy.

Fiat Auto will invest approximately 150 million euros for its painting systems to comply with new regulations on emissions. This will also result in a natural reduction in overall production capacity which nevertheless will remain at a level sufficient to satisfy market demand.

Product range plan

The aggressive renewal of the product range that began two years ago is continuing under the 2005-2008 product range plan which calls for the launch of 20 new models and 23 restylings of existing models of the Fiat, Lancia, Alfa Romeo and Fiat Commercial Vehicles brands.
More specifically, 5 new models, not included in the preceding plan, were announced for the first time.

Investments

In order to support the turnaround efforts, Fiat Auto expects to invest approximately 10 billion euros in 4 years, 4 billion of which will be earmarked for research and development.
For the Fiat Group as a whole, investments for the 2005-2008 period are expected to amount to approximately 18 billion euros.

Fiat Powertrain Technologies

The Development Plan of Fiat Auto goes alongside the product development plan of Fiat Powertrain Technologies, the new business unit that integrates all the Fiat Group expertise in the design and manufacturing of engines and transmissions.

This will enable Fiat Auto to exploit the wealth of know how that created successful products such as the Fire gasoline engines and the Multijet diesel engines and make use of the achievements made by research in the field of alternative fuel powertrains.

More specifically, the Company announced for the first time the development of: a Fire1.4 16 v Turbo engine to be manufactured at the Termoli plant starting in 2007; a 1.6 4 cylinder diesel engine to be manufactured in Pratola Serra starting in 2007; and a 6-speed transmission for commercial vehicles to be produced at the Termoli plant from 2006.

Studies are also underway to develop a small two or three cylinder engine with low environmental impact and applications of the Multiair technology with electronic valve control to optimize consumption and emissions.

Social shock absorbers

The Company reiterated the need to find organizational solutions that enable it to optimize use of personnel and plants and at the same time face the issue of over-sized business governance costs.

The Company will manage capacity under-utilization at its plants through temporary layoffs, avoiding severe measures with a strong social impact.

Conditions for realization of the Plan

The realization of the Development Plan is predicated upon the concurrence of a number of financial and operating factors, and the participation of several subjects.

From financial standpoint, fulfillment of the Plan is based on the Group’s overall ability to generate the necessary profitability, access financing and state grants under available regulations for research, development and innovation activities and realize specific programs such as that for the Mirafiori site.

In order to be competitive it is also necessary to implement operational solutions that will allow for an improvement in terms of cost efficiency, flexibility in the use of the plants and productivity. This objective must necessarily be shared and supported by the Trade Unions.

August 3, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 4, 2005

FIAT S.p.A.

BY: /s/ Mario Rosario Maglione
_____________________________

Mario Rosario Maglione

Power of Attorney